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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One):     [X] Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-QSB
                 [ ] Form N-SAR   [ ] Form N-CSR

                 For Period Ended: June 30, 2005

                 [ ] Transition Report on Form 10-KSB
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-QSB
                 [ ] Transition Report on Form N-SAR

                 For the Transition Period Ended:__________________________

Read attached instruction sheet before preparing form. Please print or type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Stellar Technologies, Inc.
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Full Name of Registrant


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Former Name if Applicable

7935 Airport Pulling Road, Suite 201
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Address of Principal Executive Office (Street and Number)

Naples, FL 34109
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City, State and Zip Code


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                                     PART II
                             RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule
             12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

         The Registrant is currently in the process of responding to comments from the staff of the Securities and Exchange Commission (the "SEC") to the most recent amendment to the Registrant's Registration Statement on Form SB-2 which included comments to the Registrant's Form 10-QSB for the quarter ended March 31, 2005 and Form 10-KSB for the year ended June 30, 2004. The Registrant is in the process of responding to the comments and needs additional time to asses how the resolution of the SEC's comments will impact the Registrant's financial statements for the period ended June 30, 2005. In addition, as previously reported in the Registrant's Current Report on Form 8-K filed with the SEC on August 30, 2005, the Company dismissed its independent accountant, LJ Soldinger Associates, LLC ("Soldinger"), and engaged Malone & Bailey, PC ("M&B") as its new independent accountant. The transition from Soldinger to M&B has resulted in a delay in the audit of the Registrant's financial statements for the fiscal year ended June 30, 2005. As a result of the forgoing, the Registrant was unable to timely file its Annual Report on Form 10-KSB for the fiscal year ended June 30, 2005 (the "Annual Report"). The Registrant intends to file the Annual Report with the SEC within the fifteen-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.


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                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      John E. Baker                   (239)                    592-1816
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      (Name)                       (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                [X] Yes     [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    [X] Yes     [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         The Registrant expects that its revenue, operating expenses, and net loss for the fiscal year ended June 30, 2005 will each be significantly higher than the amounts reported for the fiscal year ended June 30, 2004. The Registrant has reported similar increases during each of the fiscal quarters ended after June 30, 2004 and expects the year end results to be similar to those reported during such fiscal quarters. The increases are due to the growth of the Registrant's employee internet management business and the results of operation of its subsidiary CompuSven, Inc. which the Registrant acquired at the beginning of the fiscal year ended June 30, 2005. A reasonable estimate of the actual results cannot be made at this time because the presentation and analysis of the Registrant 's financial statements has not yet been completed.
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                           Stellar Technologies, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    September 29, 2005                        By:  /s/ John E. Baker
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                                                   John E. Baker
                                                   Chief Financial Officer

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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).
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